EXHIBIT 99.1

Chemtura AgroSolutions Business of Chemtura Corporation
2013 Combined Financial Statements and Footnotes

Table of Contents

INDEPENDENT AUDITORS’ REPORT	2

COMBINED STATEMENTS OF INCOME	3

COMBINED STATEMENTS OF COMPREHENSIVE INCOME	4

COMBINED BALANCE SHEETS	5

COMBINED STATEMENTS OF CASH FLOWS	6

COMBINED STATEMENTS OF NET PARENT INVESTMENT	7

NOTES TO COMBINED FINANCIAL STATEMENTS	8

INDEPENDENT AUDITORS’ REPORT

Management of Chemtura as the Owners of
The Chemtura AgroSolutions Business of Chemtura Corporation:

We have audited the accompanying combined financial statements of the Chemtura AgroSolutions Business of Chemtura Corporation (the “Business”), which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2013, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of the Business as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut
May 30, 2014

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION
COMBINED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(in thousands of US dollars)

	2013	2012
NET SALES	$449,255	$410,090

COSTS AND EXPENSES
Cost of goods sold (excluding depreciation)	275,106	252,922
Selling, general and administrative	64,982	63,663
Depreciation and amortization	14,363	15,079
Research and development	13,243	13,449
Facility closures, severance and related (benefit) costs	(271)	2,687
Impairment charges	-	-
Equity (income) loss	(1,020)	2,575

OPERATING INCOME	82,852	59,715

Interest expense	(208)	(417)
Other expense, net	(6,548)	(3,175)

Earnings before income taxes	76,096	56,123
Income tax expense	(29,241)	(17,662)

Net earnings	$46,855	$38,461

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(in thousands of US dollars)

	2013	2012
Net earnings	$46,855	$38,461

Other comprehensive loss:
Foreign currency translation	(12,527)	(1,012)

Comprehensive income attributable to Chemtura AgroSolutions Business	$34,328	$37,449

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION
COMBINED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of US dollars)

	2013	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,859	$6,419
Accounts receivable, net	132,771	132,708
Inventories, net	87,224	95,176
Other current assets	13,852	15,707
Total current assets	240,706	250,010

NON-CURRENT ASSETS
Property, plant and equipment, net	32,693	34,388
Intangible assets, net	28,023	28,142
Investments in non-consolidated entities	5,752	23,769
Other assets	5,086	7,808
Total Assets	$312,260	$344,117

LIABILITIES AND NET PARENT INVESTMENT

CURRENT LIABILITIES
Short term debt	$1,130	$2,462
Accounts payable	31,243	27,960
Accrued expenses	18,179	26,071
Total current liabilities	50,552	56,493

NON-CURRENT LIABILITIES
Asset retirement obligations	272	243
Other non-current liabilities	2,267	3,314
Total liabilities	53,091	60,050

NET PARENT INVESTMENT
Total Net Parent Investment	259,169	284,067

Total Liabilities and Net Parent Investment	$312,260	$344,117

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(in thousands of US dollars)

Increase (decrease) in cash	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$46,855	$38,461
Adjustments to reconcile net earnings
to net cash provided by operating activities
Depreciation and amortization	14,363	15,079
Loss on sale of assets	161	3
Impairment charges	-	-
Provision for doubtful accounts	740	286
Equity (income) loss	(1,020)	2,575
Deferred taxes	(146)	(3,597)
Facility closures, severance and related (benefit) costs	(271)	2,687
Stock-based compensation expense funded by Chemtura	845	1,438
Changes in assets and liabilities, net:
Accounts receivable	(8,735)	(24,971)
Inventories	3,486	9,983
Accounts payable	4,604	8,452
Other current assets and liabilities	(435)	1,773
Other assets	229	91
Accrued expenses	(7,769)	10,910
Net cash provided by operating activities	52,907	63,170
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures – plant, property and equipment	(4,096)	(4,049)
Capital expenditures – crop registration intangibles	(6,262)	(6,638)
Proceeds from sale of assets	259	113
Proceeds from (payments related to formation of) joint venture	22,882	(1,573)
Net cash provided by (used in) investing activities	12,783	(12,147)

CASH FLOWS FROM FINANCING ACTIVITIES
Net parent investment	(63,256)	(48,817)
Short term (repayment) / borrowing	(1,115)	(1,232)
Net cash used in financing activities	(64,371)	(50,049)

CASH AND CASH EQUIVALENTS
Effect of exchange rates on cash and cash
equivalents	(879)	216
Change in cash and cash equivalents	440	1,190
Cash and cash equivalents at beginning of year	6,419	5,229
Cash and cash equivalents at end of year	$6,859	$6,419

See Accompanying Notes to Combined Financial Statements

CHEMTURA AGROSOLUTIONS BUSINESS OF CHEMTURA CORPORATION
COMBINED STATEMENTS OF NET PARENT INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012
(in thousands of US dollars)

Net Parent Investment
Balance, January 1, 2012	$290,404
Comprehensive income:
Net earnings	38,461
Equity adjustment for translation of foreign currencies	(1,012)
Contributions attributed to:
Net transfers to parent	(43,786)
Balance, December 31, 2012	$284,067
Comprehensive income:
Net earnings	46,855
Equity adjustment for translation of foreign currencies	(12,527)
Contributions attributed to:
Net transfers to parent	(59,226)
Balance, December 31, 2013	$259,169

See Accompanying Notes to Combined Financial Statements

NOTES TO COMBINED FINANCIAL STATEMENTS

1)	NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
The Chemtura AgroSolutions Business is 100% owned by Chemtura Corporation (“Chemtura”). When we use the terms “Chemtura AgroSolutions Business”, “We”, “Us” and “Our” unless otherwise indicated or the context otherwise indicates, we are referring to the AgroSolutions Business of Chemtura Corporation to indicate the carved-out business to which these financial statements relate. When we use the terms “Chemtura” or the “Company”, unless otherwise indicated or the context otherwise requires, we are referring to Chemtura Corporation and its consolidated subsidiaries.

The Chemtura AgroSolutions Business focuses on specific target applications in six major product lines which include seed treatments, fungicides, miticides, insecticides, growth regulators and herbicides. We have developed our products for use on high-value target crops such as tree and vine fruits, ornamentals and nuts and for commodity row crops such as soybeans, oilseed rape and corn. Our dedicated sales force works with growers and distributors to promote the use of our products throughout a crop’s growth cycle and to address selective regional, climate, and growth opportunities. We expand our presence in worldwide targeted markets by developing or acquiring crop protection products and obtaining registrations for new uses and geographies where demand for our products and services has potential for growth. Our expertise in registering our product offerings and our diverse global position differentiates us from our competitors. We develop and sell our own products and we also sell and register products manufactured by others on a license and/or resale basis. Our seed treatments are used to coat seeds in order to protect the seed during germination and protect the plant during initial growth phases. Seed treatment is an environmentally attractive form of crop protection involving localized use of agricultural chemicals at much lower use rates than other (foliar) agrichemical treatments. We anticipate growth in seed treatment resulting from the expanded use of higher value genetically modified seed.

Our fungicides are products that prevent the spread of fungi in crops which can cause damage resulting in loss of yield and profit for growers. Our miticides (acaricides) are products that control a variety of mite pests on the crops. Our insecticides are products used against insect pests at different stages of the life cycle from egg and larvae to nymph and adult. They have both crop and public health applications. Our plant growth regulators are products used for controlling or modifying plant growth processes without severe phytotoxicity. Our herbicides are products used to control unwanted plants while leaving the crops they are targeted to treat unharmed.

We work closely with our customers, distributors, and individual growers as part of an on-the-ground coordinated effort. We develop products in response to ongoing customer demands, drawing upon existing technologies and tailoring them to match immediate needs. For example, a grower's crops may require varying levels of treatment depending on weather conditions and the degree of infestation. Our research and technology is therefore geared towards responding to threats to crops around the world as they emerge under a variety of conditions.

Our experience with registering products is a valuable asset, as registration is a significant barrier to entry, particularly in developed countries. Registration of products is a complex process in which we have developed proficiency over time. The breadth of our distribution network and the depth of our experience enable us to focus on profitable applications that have been less sensitive to competitive pricing pressures than broad commodity segments. This position allows us to attract licensing and resale opportunities from partner companies providing us new products and technologies to accompany our own existing chemistries.

Basis of Presentation
The accompanying carve-out combined financial statements are comprised of the Chemtura AgroSolutions Business activities distributed across 48 legal entities (the “Carve-Out Entities”) of the parent company. All intercompany balances and transactions between the operations of the Carve-Out Entities have been eliminated in the accompanying combined financial statements, no intercompany transactions existed outside of the Carve-Out Entities.

The accompanying combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”). These combined financial statements have been extracted from the accounting records of Chemtura on the basis of accounting policies and procedures described below in the section entitled Accounting Policies. These combined financial statements are not intended to be a complete presentation of the financial position or results of operations of the Chemtura AgroSolutions Business had it been a stand-alone entity. Our historical results of operations, financial position, and cash flows may not be indicative of what they would actually have been had we been a separate stand-alone entity, nor are they indicative of what our results of operations, financial position and cash flows may be in the future.

The combined financial statements have been prepared to assist in Chemtura’s proposed divestiture of its Chemtura AgroSolutions Business and to demonstrate the historical results of operations, financial position and cash flows of the Chemtura AgroSolutions Business for the indicated periods under Chemtura’s management.

The accompanying combined financial statements reflect the assets and liabilities that are directly attributable to the Chemtura AgroSolutions Business. The assets and liabilities excluded from the accompanying combined financial statements consist of:

- Cash that has been swept into Chemtura’s centralized cash management system. For most of the entities constituting its business including the Chemtura AgroSolutions Business, Chemtura uses a centralized approach to cash management and financing of its operations. Accordingly, none of the cash or cash equivalents, debt or capital leases, including interest thereon not directly related to the Chemtura AgroSolutions business, has been reflected in these combined financial statements.

- Other assets and liabilities at Chemtura subsidiary companies that are not directly related to, or are not specifically owned by, or commitments of the Chemtura AgroSolutions Business, including fixed assets shared by the Chemtura AgroSolutions business with other Chemtura businesses.

Revenue and costs directly related to the Chemtura AgroSolutions Business have been entirely attributed to the Chemtura AgroSolutions Business in the accompanying combined financial statements. We also receive services and support from other functions of Chemtura. Our operations are dependent upon the ability of these other businesses and functions to provide these services and support. The costs associated with these services and support have been allocated to us using methodologies primarily based on proportionate revenues or proportionate headcount of the Chemtura AgroSolutions Business, as compared to the revenues or headcount of Chemtura as a whole, which we believe is the most appropriate method of allocation. These allocated costs are primarily related to corporate administrative expenses and restructuring costs, employee related costs including pensions and other benefits, for corporate and shared employees, depreciation expense on shared assets, and rental and usage fees for shared assets for the following functional groups: information technology; legal; accounting and finance; human resources; marketing and product support; product development; customer support; treasury; facility; and other corporate and infrastructural services.

These allocated costs are recorded primarily in cost of goods sold (“COGS”), research and development (“R&D”), and selling, general and administrative (“SG&A”) expenses in the combined statements of income. Income taxes have been accounted for using the separate return method in the accompanying combined financial statements as described below.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances.

Accounting Policies

Combined Financial Statements
The combined financial statements include the global historical assets, liabilities and operations of the Chemtura AgroSolutions Business. All significant transactions and balances between operations within the Chemtura AgroSolutions Business have been eliminated when preparing the carve-out combined financial statements. All significant balances between the Chemtura AgroSolutions Business legal entities and other Chemtura legal entities have been reflected in Net Parent Investment in the accompanying combined balance sheets.

Revenue Recognition
All of Chemtura AgroSolutions Business revenues are derived from the sale of products, net of reductions for sales discounts and volume discounts. Revenue is recognized when risk of loss and title to the product is transferred to the customer. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with the collected taxes recorded as current liabilities until remitted to the respective governmental authorities. Our products are sold subject to various shipping terms. Our terms of delivery are included on our sales invoices and order confirmation documents.

Accounts Receivable, net
Accounts receivable are recorded at the invoiced amount less an allowance for doubtful accounts. Included in our accounts receivable, net are allowances for doubtful accounts in the amount of $8,570 thousand in 2013 and $8,801 thousand in 2012. The allowance for doubtful accounts reflects a reserve representing our estimate of the amounts that may not be collectible. We consider many factors in estimating our reserves, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collection. Accounts receivable, net also includes a reserve for sales returns in the amount of $2,744 thousand in 2013 and $5,446 thousand in 2012 based on historical return rates.

In addition we recognize customer rebates as a reduction of sales. Customer rebates are primarily based on customers achieving defined sales targets over a specified period of time. We estimate the cost of these rebates based on the likelihood of the rebate being achieved and recognize the cost as a deduction from sales when such sales are recognized. Rebate programs are monitored on a regular basis and adjusted as required. Our allowances for customer rebates were $3,240 thousand in 2013 and $2,744 thousand in 2012. Customer rebates outside of the U.S. in 2013 and 2012 are included as a reduction to accounts receivable on our combined balance sheets as they are typically settled as credits. Customer rebates in the U.S. in 2013 and 2012 are included in accrued expenses on our combined balance sheets as they are typically settled in cash.

Inventory Valuation
Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. Adjustments to net realizable value for excess and obsolete inventory are estimated and recorded based on a variety of factors, including the age of the inventory, product and regulatory changes, and estimated future demand.

Operating Costs and Expenses
Cost of goods sold (COGS) includes all costs incurred in manufacturing goods, including raw materials, direct manufacturing costs and manufacturing overhead. COGS also includes warehousing, distribution, engineering, purchasing, customer service, environmental, health and safety functions, and shipping and handling costs for outbound product shipments. Selling, general & administration (SG&A) expenses include costs and expenses related to the following functions and activities: selling, advertising, marketing, legal, provision for doubtful accounts, business related and corporate facilities and administration. SG&A also includes accounting, information technology, finance and human resources, excluding direct support in manufacturing operations, which is included as COGS. Research and development (R&D) expenses include basic and applied research and development activities of a technical and non-routine nature. R&D costs are expensed as incurred. COGS, SG&A and R&D expenses exclude depreciation and amortization expenses which are presented on a separate line in accompanying combined statements of income.

Property, Plant and Equipment
Property, plant and equipment are carried at cost, and are depreciated over their estimated economic useful lives. Depreciation expense is computed on the straight-line method using the following ranges of asset lives: land improvements - 3 to 20 years; buildings and improvements - 2 to 40 years; machinery and equipment - 2 to 25 years; information systems and equipment - 2 to 10 years; motor vehicles – 5 to 9 years; and furniture, fixtures and other - 1 to 10 years.

Renewals and improvements that significantly extend the useful lives of the assets are capitalized. Capitalized leased assets and leasehold improvements are depreciated over the shorter of their useful lives or the remaining lease term. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets
Patents, crop re-registration costs, trademarks, production rights and other intangibles assets are being amortized principally on a straight-line basis over their estimated useful lives using the following ranges: patents - 5 to 20 years; crop re-registration costs – 15 years in the United States and 10 years in Europe; trademarks - 6 to 40 years; production rights - 10 years; and other intangibles - 5 to 20 years.

Investments in Non-Consolidated Entities
Chemtura AgroSolutions has an investment in an unconsolidated affiliate, ISEM S.r.l. (“ISEM”), accounted for under the equity method. Under the equity method, carrying value is adjusted for Chemtura AgroSolutions’ share of the investees' earnings and losses, as well as capital contributions to and distributions from the company. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying combined statements of cash flows. Chemtura AgroSolutions classifies operating income and losses as well as gains and impairments related to its investment in the unconsolidated affiliate as a component of operating income or loss, as Chemtura AgroSolutions' investment in such unconsolidated affiliate is an extension of the their core business operations. Equity method investments are reported as investments in non-consolidated entities on the combined balance sheets.

Chemtura AgroSolutions has an investment in an unconsolidated affiliate, Certis Europe B.V., over which it does not have the ability to exercise significant influence and is accounted for under the cost method. In accordance with the cost method, the initial investment is recorded at cost and we record dividend income when applicable dividends are declared. Cost method investments are reported as investments in non-consolidated entities on the balance sheet. If a decline in the fair value of a cost method investment is determined to be other than temporary, an impairment charge is recorded and the fair value becomes the new cost basis of the investment.

Recoverability of Long-Lived Assets
We evaluate the recoverability of the carrying value of certain long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, we assess whether the projected undiscounted cash flows of our long-lived assets are sufficient to recover the existing unamortized cost of our long-lived assets. If the undiscounted projected cash flows are not sufficient, we calculate the impairment amount by discounting the projected cash flows using our weighted-average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment is determined.

Pension Benefits
U.S. Chemtura AgroSolutions Business employees participate in the defined contribution pension plans as administered and sponsored by Chemtura. Pension expense related to these defined contribution plans for the Chemtura AgroSolutions Business is reflected in net earnings on the combined statements of income.

Income Taxes
For the purpose of these combined financial statements, the tax provision of the Chemtura AgroSolutions Business was derived from financial information included in the consolidated financial statements of Chemtura, including allocations and eliminations deemed necessary by management. The Chemtura AgroSolutions Business does not file separate U.S. federal tax returns, but rather is included as part of the various U.S. returns filed by Chemtura or its subsidiaries. For the purpose of the combined financial statements, the Chemtura AgroSolutions Business tax provision was computed as if it were a separate company using the tax rates in effect at the time. Chemtura manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies, including utilization of loss carry forwards, are not necessarily reflective of what the Chemtura AgroSolutions Business would have followed as a standalone entity.

Accrued federal, state and foreign income tax balances are treated as fully settled with Chemtura immediately. Therefore, they are included in net parent investment in the accompanying combined balance sheets.

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred tax assets is recognized in income in the period expected to apply its taxable income in the years in which these temporary differences are expected to be recovered or settled.

We recognize the financial statement effects of an uncertain income tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We accrue for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated.

Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely reinvested.

The tax benefit or valuation allowance relates to net operating losses (NOL’s) is recognized and is evaluated on a stand-alone basis.

In establishing the appropriate income tax valuation allowances, the Chemtura AgroSolutions Business assesses its net deferred tax assets based on all available evidence, both positive and negative, to determine whether it is more likely than not that the remaining net deferred tax assets or a portion thereof will be realized.

Environmental Liabilities
Each quarter we evaluate and review our estimates for future remediation, operation and management costs directly related to environmental remediation, to determine appropriate environmental reserve amounts. For each site where remediation is probable and the cost is reasonably estimable, we determine the specific measures that are believed to be required to remediate the site, the estimated total cost to carry out the remediation plan, the portion of the total remediation costs to be borne by us and the anticipated time frame over which payments to implement the remediation plan will occur. At sites where we expect to incur ongoing operations and maintenance expenditures, we accrue on an undiscounted basis, for a period of generally 10 years, those costs which are probable and reasonably estimable.

Litigation and Contingencies
In accordance with guidance in ASC Topic 450, Contingencies, we record in our combined financial statements amounts representing our estimated liability for claims, litigation and guarantees. As information about current or future litigation or other contingencies becomes available, management assesses whether such information warrants the recording of additional expenses relating to those contingencies. We record such amounts when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Stock-Based Compensation
Compensation expense includes grants under Chemtura’s stock based compensation plans to employees of the Chemtura AgroSolutions Business. We recognize compensation expense for stock-based awards issued over the requisite service period for each separately vesting tranche, as if multiple awards were granted. Stock-based compensation expense is measured at the date of grant, based on the fair value of the award.

Translation of Foreign Currencies
Our combined financial statements are presented in U.S. Dollars. The financial statements of our operations whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities and at weighted average rates for the period for revenues and expenses. The unrealized foreign currency translation gains and losses on the net investment in these foreign operations are accumulated in the Net Parent Investment account as a component of other comprehensive income (loss), net of tax.

Cash and Cash Equivalents
Treasury activities of Chemtura are generally centralized. Cash balances for certain international locations are managed locally. Therefore, to the extent that cash balances are legally owned by the Chemtura AgroSolutions Business, they are reflected in the combined balance sheets and statements of cash flows.

Cash and cash equivalents include bank term deposits with original maturities of three months or less. There was no restricted cash included in cash and cash equivalents in the Chemtura AgroSolutions Business combined balance sheets at December 31, 2013 and 2012.

Sale of Accounts Receivables
Our Brazilian subsidiary (the "Seller") utilizes trade receivables financing facilities (the "Brazilian A/R Financing Facilities") with Citibank Brazil and Banco Itau. Pursuant to these Brazilian A/R Financing Facilities, and subject to certain conditions stated therein, the banks have agreed to finance for the end customers, on a revolving basis, certain trade receivables up to a maximum amount outstanding at any time of $24 million for Citibank and $8.5 million for Banco Itaú. At December 31, 2013 and 2012, there was $29.5 million and $16.5 million, respectively, of outstanding accounts receivables under these Brazilian A/R Financing Facilities. Cost associated with this facility of $1,844 thousand and $1,388 thousand for the years ended December 31, 2013 and 2012 respectively, is included in SG&A in our combined statements of income.

Supplemental Cash Flow Information
Change in net parent investment in the combined statements of cash flows excludes stock based compensation costs, severance and related costs provided by Chemtura, allocated depreciation on shared assets, and changes in net assets due to foreign currency translation as they are non-cash transactions.

Segment Reporting
Chemtura AgroSolutions identifies its operating segments based on business activities, management responsibility, and geographical location. Currently, Chemtura AgroSolutions has organized its operations into a single operating segment that develops, manufactures and sells agricultural chemicals formulated for crops across geographic regions for the purpose of enhancing crop quality and improving crop yields. Chemtura AgroSolutions manages the production process from a global perspective as manufacturing plants are strategically located in several geographical regions and may serve one region or multiple regions.

Use of Estimates
The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used on a regular basis and, with the information available, management reviews its estimates when accounting for items and matters such as revenue recognition and accruals relating to environmental costs, allowances for uncollectible accounts receivable, inventory provisions, product warranties, estimated useful lives of intangible assets and plant and equipment, asset valuations, impairment and recoverability assessments, employee benefits and share-based compensation, taxes and related valuation allowances and provisions, restructuring and other provisions, contingencies and allocations of various expenses that have historically been incurred by Chemtura.

Accounting Developments

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("ASU 2013-02"). The guidance in ASU 2013-02 requires an organization to present the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance in ASU 2013-02 is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance did not have an impact on our results of operations of financial position because it only provides for enhanced disclosure requirements.

In March 2013, the FASB issued ASU 2013-05, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity("ASU" 2013-05") . The amendments in ASU 2013-05 address the accounting for the cumulative translation adjustment when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity. The amendments are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013 (early adoption is permitted). The adoption of this amendment did not have a material impact on our financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, providing guidance on the presentation of unrecognized tax benefits in the financial statements as either a reduction to a deferred tax asset or either a liability to better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses or tax credit carryforwards exist. The amendments in this ASU do not require new recurring disclosures. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The adoption of the amendments in this ASU did not have a significant impact on our financial statements.

Risks and Uncertainties

Our revenues are largely dependent on the continued operation of our manufacturing facilities. There are many risks involved in operating agro chemical manufacturing plants, including the breakdown, failure or substandard performance of equipment, operating errors, and natural disasters, the need to comply with directives of, and maintain all necessary permits from, government agencies as well as potential terrorist attacks. Our operations can be adversely affected by raw material shortages, labor force shortages, energy shortages, work stoppages, increases in the price of raw materials or energy and our ability to recover cost increases through increased selling prices for our products and events impeding or increasing the cost of transporting our raw materials and finished products. The occurrence of material operational problems, including but not limited to the events described above, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility.

Our operations are also subject to various hazards incident to the production of industrial chemicals. These include the use, handling, processing, storage and transportation of certain hazardous materials. Under certain circumstances, these hazards could cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. Claims arising from any future catastrophic occurrence at any one of our facilities may result in us being named as a defendant in lawsuits asserting potential claims.

Sales volumes for our products, like all agricultural products, are subject to the sector’s dependency on weather, disease and pest infestation conditions. Adverse weather conditions in a particular region could adversely impact our financial condition, results of operations and cash flows. Additionally, our products are typically sold pursuant to contracts with extended payment terms in Latin America and Europe. Customary extended payment periods, which are tied to particular crop growing cycles, render us susceptible to losses from receivables during growing seasons in which harvests are weak and may adversely affect our results of operations and cash flows.

In all regions of the world there are directives, laws and/or regulations that require the testing and registration of all agrochemical products before they can be sold for application to crops. Each country appoints agencies responsible for the administration of these approval processes. Under these laws or when such laws and regulations are periodically changed, the products that have been previously registered may be required to undergo a process of re-registration. The re-registration process frequently demands tests to be repeated to more modern and exacting standards or may even require completely new types of tests to be completed. These tests and processes for both new and existing agrochemical products can take significant time to complete and resources to perform, and may ultimately be unsuccessful in their objective of securing a registration of new products or re-registration of existing products. There is no assurance when an existing product requires re-registration that it will be approved for continuing use or all of its previously approved uses can be sustained. Globally, many of our products are subject to such re-registration processes which may result in products having their approval for sale withdrawn in some countries.

International operations are subject to various risks which may or may not be present in U.S. operations. These risks include political instability, the possibility of expropriation, restrictions on dividends and remittances, instabilities of currencies, requirements for governmental approvals for new ventures and local participation in operations such as local equity ownership and workers' councils. Currency fluctuations between the U.S. dollar and the currencies in which we conduct business have caused and will continue to cause foreign currency transaction gains and losses, which may be material. Any of these events could have an adverse effect on our international operations.

2)	RESTRUCTURING AND ASSET IMPAIRMENT ACTIVITIES

Restructuring Activities

In February 2013, Chemtura approved a restructuring plan providing for, actions to reduce stranded costs related to divestitures of Antioxidants and Consumer products businesses and preserve pre-divestiture operating margins following the portfolio changes. Further, in October 2013, Chemtura approved additional restructuring actions to consolidate Chemtura’s Industrial business organizational structure in an effort to streamline the organization and gain efficiencies and additional cost savings. None of these restructuring plans materially benefitted or impacted Chemtura AgroSolutions as these plans were focused on reducing stranded costs that had previously been absorbed by the divested businesses of Chemtura. There were no allocations of restructuring charges to Chemtura AgroSolutions related to the 2013 restructuring plan. The pre-tax restructuring benefit of $271 thousand relates to the true-up of estimated accruals from the 2012 restructuring charges allocated to Chemtura AgroSolutions.

In April, 2012 Chemtura approved actions to improve the operating effectiveness of certain global corporate functions. This plan is expected to reduce costs in the areas of Finance and Information Technology. Chemtura allocated a pre-tax restructuring charge of $2,687 thousand to Chemtura AgroSolutions to facility closures, severance and related costs for the year ended December 31, 2012.

(in thousands)	Severance and Related Costs
Balance included in Net Parent Investment as of January 1, 2012	$747
Facility closures, severance, and related costs	2,687
Settlements with Chemtura	(2,694)
Balance included in Net Parent Investment as of December 31, 2012	740

Facility closures, severance, and related benefit	(271)
Settlements with Chemtura	(451)
Balance included in Net Parent Investment as of December 31, 2013	$18

Asset Impairments

No impairment charge was recorded in 2013 and 2012.

3)	INVENTORIES

(In thousands)	2013	2012
Finished goods	$64,821	$74,574
Work in process	4,709	5,960
Raw materials and supplies	17,694	14,642
	$87,224	$95,176

Included in the above net inventory balances are inventory obsolescence reserves of approximately $3,302 thousand and $4,754 thousand at December 31, 2013 and 2012, respectively.

4)	PROPERTY PLANT AND EQUIPMENT

(In thousands)	2013	2012
Land and improvements	$6,405	$6,239
Buildings and improvements	22,946	22,067
Machinery and equipment	82,595	88,914
Information systems and equipment	11,781	11,720
Motor vehicles	3,170	1,563
Furniture, fixtures and other	1,910	2,968
Construction in progress	1,727	3,076
	130,534	136,547
Less: accumulated depreciation	(97,841)	(102,159)
	$32,693	$34,388

Depreciation expense amounted to $7,567 thousand and $8,205 thousand for 2013 and 2012 respectively (includes allocated depreciation on shared assets of $3,134 thousand and $3,067 thousand for 2013 and 2012 respectively).

5)	INTANGIBLE ASSETS

The intangible assets of the Chemtura AgroSolutions Business are comprised of the following:

	2013			2012
(In thousands)	Gross Value	Accumulated Amortization	Net Intangibles	Gross Value	Accumulated Amortization	Net Intangibles
Patents	$2,489	$(2,482)	$7	$2,828	$(2,733)	$95
Crop registration	56,282	(29,030)	27,252	49,352	(24,165)	25,187
Trademarks	22,923	(22,788)	135	23,105	(21,405)	1,700
Production rights	820	(383)	437	927	(340)	587
Other	7,465	(7,273)	192	7,542	(6,969)	573
Total	$89,979	$(61,956)	$28,023	$83,754	$(55,612)	$28,142

Amortization expense related to intangible assets amounted to $6,796 thousand and $6,874 thousand in 2013 and 2012 respectively. The total amount is comprised of $4,647 thousand and $4,379 thousand related to crop registration costs at December 31, 2013 and 2012 respectively and $2,149 thousand and $2,495 thousand related to trademarks, production rights and other intangibles at December 31, 2013 and 2012 respectively. Estimated amortization expense of intangible assets for the next five fiscal years is as follows: $5,162 thousand (2014), $4,129 thousand (2015), $3,102 thousand (2016), $3,102 thousand (2017), and $3,101 thousand (2018).

6)	INVESTMENTS IN NON-CONSOLIDATED ENTITIES

(In thousands) Equity Method Investment	2013	2012
ISEM S.r.l. (50%)	$3,865	$21,882

Cost Method Investment
Certis Europe B.V. (15%)	1,887	1,887
	$5,752	$23,769

On January 26, 2011, we announced the formation of ISEM S.r.l. (“ISEM”), a strategic research and development alliance with Isagro S.p.A., which provided us access to two commercialized products and accelerated the development and commercialization of new active ingredients and molecules related to our Chemtura AgroSolutions Business. ISEM is a 50/50 joint venture between us and Isagro S.p.A. and is being accounted for as an equity method investment. Our investment in the joint venture was €20 million ($26 million), which was made in January 2011. During 2011 and 2012, we made our pro-rata share of shareholder loans to ISEM to fund operating requirements in the amount of €2.27 million ($3.0 million). These loans are recorded as other assets on the combined balance sheets and are included in the combined cash flow statements as investing activities.

During 2013, ISEM sold, in two separate transactions, its two product lines for a sum of €38 million ($51 million) and recorded a gain in its financial statements. As a result, we recorded $1.02 million which represented our share of equity income during the fiscal year 2013. We received a return of capital of €15 million ($20 million) and €2 million ($3 million) as a full repayment of a shareholder loan during 2013. The joint venture currently holds cash, accounts receivable, inventory and other administrative and tax accruals. We anticipate the dissolution of this joint venture in 2014, at which time the remaining proceeds will be distributed to the partners.

On January 1, 2001, the Company entered into a 15% cost method investment in Certis Europe B.V. in an amount of $1,887 thousand.

7)	DEBT

Our Debt is comprised of the following:

(In thousands)	2013	2012
Line of credit facility in India	$1,130	$2,462

Our credit facility in India is a short term on demand facility supported by a U.S. parent guarantee and can be terminated upon payment of the outstanding balance. On April 8, 2010, we entered into an initial facility with Citibank of $1.45 million which was increased to $10 million on May 19, 2011. The interest rate on the line of credit is based on India’s local prime rate plus 75 basis points. As of December 31, 2013 and 2012, the interest rates on drawn down balances were 11% and 12% respectively. The interest expense was $185 thousand and $327 thousand as at December 31, 2013 and 2012 respectively.

8)	ACCRUED EXPENSES

Our Accrued expenses are comprised of the following:

(In thousands)	2013	2012
Accrued customer rebates	$4,754	$8,133
Accrued compensation and benefits	5,229	5,784
VAT payable	1,985	4,218
Other accrued liabilities	6,211	7,936
	$18,179	$26,071

9)	LEASES

At December 31, 2013, minimum rental commitments, primarily for buildings, vehicles and equipment under non-cancelable operating leases, amounted to $2,287 thousand (2014), $1,867 thousand (2015), $713 thousand (2016), $557 thousand (2017), $506 thousand (2018), $6 thousand (2019 and thereafter) and $5,936 thousand in the aggregate. Rental expenses under operating leases were $2,515 thousand (2013) and $2,391 thousand (2012).

Real estate taxes, insurance and maintenance expenses are generally our obligations and, accordingly, were not included as part of rental payments. It is expected that in the normal course of business, leases that expire will be renewed or replaced by similar leases.

10)	OTHER EXPENSE, NET

Other expense, net includes the following:

(In thousands)	2013	2012
Foreign exchange loss, net	$7,783	$2,879
Other (income) expense, net	(1,235)	296
	$6,548	$3,175

11)	INCOME TAXES

The components of earnings before income taxes and the income tax expense (benefit) are as follows:

(In thousands)	2013	2012
Pre-tax Earnings:
Domestic	$28,890	$18,428
Foreign	47,206	37,695
	$76,096	$56,123
Income Tax Expense (Benefit)
Domestic
Current	$8,569	$8,499
Deferred	2,604	(2,640)
	11,173	5,859
Foreign
Current	20,818	12,760
Deferred	(2,750)	(957)
	18,068	11,803

Total
Current	29,387	21,259
Deferred	(146)	(3,597)
	$29,241	$17,662

Income tax expense differs from the U.S. statutory rate for the following reasons:

(In thousands)	2013	2012
Income tax expense at the U.S. statutory rate	$26,633	$19,643
Foreign rate differential	(1,635)	(2,491)
State income taxes, net of federal benefit	682	317
Valuation allowance	1,165	2,396
US tax on foreign earnings	735	(32)
Non-includable expense (income), net	656	(1,749)
Statutory rate change	1,395	251
Other, net	(390)	(673)
Income tax expense	$29,241	$17,662

Deferred taxes are recorded based on differences between the book and tax basis of assets and liabilities using currently enacted tax rates and regulations. The increase in net operating loss carryforwards is due to taxable losses being generated for the Chemtura AgroSolutions business in foreign jurisdictions. A corresponding valuation allowance was recorded in many of these taxable loss jurisdictions. The components of the deferred tax assets and liabilities are as follows:

(In thousands)	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$14,440	$10,246
Other reserves	4,441	6,277
Tax credit carryforwards	-	258
Inventories and other	2,500	1,974
Financial instruments	27	798
Intangibles	971	520
Other	726	236
Total deferred tax assets	23,105	20,309
Valuation allowance	(13,471)	(12,585)
Total deferred tax assets	9,634	7,724

Deferred tax liabilities:
Unremitted foreign earnings of subsidiaries	(1,212)	(1,067)
Property, plant and equipment	(449)	(740)
Total deferred tax liabilities	(1,661)	(1,807)

Net deferred tax asset	$7,973	$5,917

Net current and non-current deferred taxes from each tax jurisdiction are included in the following accounts:

(In thousands)	2013	2012
Net current deferred taxes
Other current assets	$6,336	$5,651
Other accrued liabilities	-	(280)

Net non-current deferred taxes
Other assets	2,215	1,190
Other liabilities	(578)	(644)
	$7,973	$5,917

At December 31, 2013 and December 31, 2012, we had gross foreign net operating loss (“NOL”) carryforwards of $66,102 and $45,065 thousand, respectively. Foreign NOL’s expire beyond 2021.

During the year ended December 31, 2013, our liability for unrecognized tax benefits decreased $266 thousand. This decrease was primarily related to the close of the 2003–2005 Canadian audits. During the year ended December 31, 2012, our liability for unrecognized tax benefits decreased $110 thousand. This decrease was primarily related to a new reserve for Canadian manufacturing profits that has a competent authority offset which is generating a benefit.

The beginning and ending amount of unrecognized tax benefits reconciles as follows:

(In thousands)	2013	2012
Balance at January 1	$(858)	$(968)
Gross decrease for tax positions taken during current year	147	321
Gross decreases (increases) for tax positions taken during a prior period	119	(211)
Balance at December 31	$(592)	$(858)

In accordance with ASC Topic 740, we recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense in our combined statements of income. The amount of interest expense, interest income, and accrued interest was immaterial in all periods presented.

Chemtura files income tax returns in the U.S., various U.S. states and certain foreign jurisdictions, which include the Chemtura AgroSolutions Business. The federal examination has been completed through December 31, 2009. The tax years 2010-2012 remain open to examination. Foreign and United States jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Significant exams currently in process include U.S., Canada, France and Italy.

12)	STOCK INCENTIVE PLANS

Compensation programs include share-based payments under various Chemtura stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees and non-employee directors of Chemtura. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units (“RSUs”) and performance shares. Under the plans, Chemtura issues additional shares of common stock upon the exercise of stock options or the vesting of RSUs.

Description of the Plans

When Chemtura’s Plan of Reorganization became effective on November 10, 2010, Chemtura implemented the Chemtura 2010 Long-Term Incentive Plan (the “2010 LTIP”) which had been previously approved by the Bankruptcy Court. All stock-based compensation plans existing prior to the Effective Date were terminated and any unvested or unexercised shares associated with these plans were cancelled. The 2010 LTIP provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, dividend equivalent rights, stock units, bonus stock, performance awards, share awards, restricted stock, time based RSU’s and performance based RSU’s. The 2010 LTIP provides for the issuance of a maximum of 11 million shares to eligible Chemtura employees, in which certain Chemtura AgroSolutions Business employers are eligible to participate. Non-qualified and incentive stock options may be granted under the 2010 LTIP at prices equal to the fair market value of the underlying common shares on the date of the grant. All outstanding stock options will expire not more than ten years from the date of the grant. As of December 31, 2013, grants authorized under the 2010 LTIP are being administered through the following award plans; the 2009 Emergence Incentive Plan (the “2009 EIP”), the 2010 Emergence Incentive Plan (the “2010 EIP”), the 2010 Emergence Award Plan (the “2010 EAP”) and the 2011 Long-Term Incentive Plan (the “2011 LTIP”), 2012 Long-Term Incentive Awards (the “2012 Awards”), 2013 Long-Term Incentive Awards (the “2013 Awards”) as well as other grants made to the Board of Directors.

Total stock-based compensation expense, including amounts for RSUs and stock options, were $845 thousand and $1,438 thousand for the years ended December 31, 2013 and 2012 respectively. These expenses were reflected as follows in the combined statements of income:

	2013	2012
Cost of goods sold	$53	$184
Selling, general and administrative expenses	788	1,240
Research and development expenses	4	14
	$845	$1,438

13)	PENSIONS AND OTHER POST-RETIREMENT PLANS

Substantially all U.S. Chemtura AgroSolutions Business employees participate in the U.S. defined contribution pension plans as administered and sponsored by Chemtura. Contributions made by Chemtura for the defined contribution plans are determined as a percentage of the covered employee’s salary.

14)	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair value because of the short-term maturities of these instruments.

Fair Value Measurements

We apply the provisions of ASC Topic 820 with respect to our financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis. ASC Topic 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. The fair value hierarchy specified by ASC Topic 820 is as follows:

•	Level 1 – Quoted prices in active markets for identical assets and liabilities.
•
Level 2 – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market date.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

15)	ASSET RETIREMENT OBLIGATIONS

We apply the provisions of ASC Topic 410, Asset Retirements and Environmental Obligations (“ASC 410”), which require companies to make estimates regarding future events in order to record a liability for asset retirement obligations in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived assets. The fair value is estimated by discounting projected cash flows over the estimated life of the assets using Chemtura AgroSolutions Business credit adjusted risk-free rate applicable at the time the obligation is initially recorded. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related asset. We also adjust the liability for changes resulting from revisions to the timing or the amount of the original estimate. Upon retirement of the long-lived asset, we either settle the obligation for its recorded amount or incur a gain or loss.

Our asset retirement obligations include estimates for all asset retirement obligations identified for Chemtura AgroSolutions Business worldwide facilities. Our asset retirement obligations are primarily the result of legal obligations for the removal of leasehold improvements and restoration of premises to their original condition upon termination of leases at approximately seven facilities and warehouses; and decommissioning and decontamination obligations that are legally required to be fulfilled upon closure of two of our manufacturing facilities.

The following is a summary of the change in the carrying amount of the non-current asset retirement obligations during 2013 and 2012, the net book value of assets related to the asset retirement obligations at December 31, 2013 and 2012 and the related depreciation expense recorded in 2013 and 2012.

(In thousands)	2013	2012
Asset retirement obligation balance at beginning of year	$243	$215
Accretion expense - cost of goods sold	26	25
Payments	-	-
Foreign currency translation	3	3
Asset retirement obligation balance at end of year	$272	$243

Net book value of asset retirement obligation assets at end of year	$5	$5

Depreciation expense	$-	$2

At December 31, 2013 and December 31, 2012, $78 and $67 thousand of the current asset retirement obligation balance was included in accrued expenses on our combined balance sheet respectively.

16)	LEGAL PROCEEDINGS AND CONTINGENCIES

The Chemtura AgroSolutions Business is involved in claims, litigation, administrative proceedings and investigations of various types in a number of jurisdictions. A number of such matters involve, or may involve, claims for a material amount of damages and relate to or allege environmental liabilities, including clean-up costs associated with hazardous waste disposal sites, natural resource damages, property damage and personal injury.

Internal Review of Customer Incentive, Commission and Promotional Payment Practices

In 2009 and 2010, we conducted a review of various customer incentives, commission and promotional payment practices in the Europe, Middle East and Africa region of our business. This review – conducted under the oversight of the Audit Committee of the Board of Directors and with the assistance of outside counsel and forensic accounting consultants – identified evidence of suspicious payments to persons in certain Central Asian countries and activity intended to conceal the nature of such payments. The amounts of these payments were reflected in our books and records, but not recorded transparently, including payments redirected to persons other than the customers, distributors or agents specified in particular transactions. We disclosed the findings of our review to the Securities Exchange Commission (“SEC”). In 2012, the SEC staff advised us that it did not intend to recommend enforcement action by the Commission. Following our review, we have strengthened our worldwide internal controls relating to customer incentives and sales agent commissions and further enhanced our global policy prohibiting improper payments.

17)	RELATED PARTY TRANSACTIONS

Combined Statements of Income

The Chemtura AgroSolutions Business receives services and support functions from Chemtura for the following functions among others: information technology, legal services, accounting and finance services, human resources, marketing and product support, product development, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services generally include employee related costs, including payroll and benefit costs as well as overhead costs related to the support functions. Functional costs are allocated to the Chemtura AgroSolutions Business based on measures including, but not limited to, headcount and revenue. Total allocated expenses recorded in these combined financial statements were as follows:

(In thousands)	2013	2012
Cost of goods sold	$5,450	$6,145
Selling, general and administrative	21,753	24,243
Depreciation and amortization on shared assets	3,134	3,067
Research and Development	4	14
Facility closures, severance and related (benefit) cost	(271)	2,687
	$30,070	$36,156

Combined Statements of Net Parent Investment

For purposes of these financial statements, amounts due from/to Chemtura and other non-Chemtura AgroSolutions subsidiaries of Chemtura, as well as accumulated foreign currency translation adjustments, have been included in Net Parent Investment.

As discussed in Note 1, Chemtura uses a centralized approach for domestic cash management and to finance its operations. During the periods covered by these combined financial statements, domestic cash receipts were collected by Chemtura on a regular basis while the Chemtura AgroSolutions Business’ domestic cash disbursements were funded through Chemtura’s cash accounts. These transactions are reflected in Net Parent Investment.

The Chemtura AgroSolutions Business does not file separate tax returns in the United States, but rather are included in the Federal and state income tax returns filed by Chemtura and its domestic subsidiaries in various domestic jurisdictions. The current Federal and state provisions for the Chemtura AgroSolutions Business is calculated on a stand-alone basis with the offsetting amounts recorded to Net Parent Investment.

18)	SUBSEQUENT EVENTS

We have evaluated subsequent events from the balance sheet date through May 30, 2014, the date at which the combined financial statements were available to be issued, and determined that there are no subsequent events up to the date of issuance of financial statements.